Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-234006

November 5, 2019

36Kr Holdings Inc.

36Kr Holdings Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at +1-800-221-1037 and China International Capital Corporation Hong Kong Securities Limited at +852-2872-2000. You may also access the Company’s most recent prospectus dated October 28, 2019, which is included in Amendment No. 1 to the Company’s registration statement on Form F-1, or Amendment No.1, as filed with the SEC on October 28, 2019, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1779476/000104746919005931/a2239808zf-1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated October 28, 2019. This free writing prospectus reflects the following amendments that were made in Amendment No. 1. All references to page numbers are to page numbers in Amendment No. 1.

(1) Amend and replace the last paragraph in the Recent Developments section on page 5 with the following:

In September 2019, we entered into a non-binding term sheet with China Mobile Capital Holdings Co., Ltd., pursuant to which China Mobile Capital Holdings Co., Ltd. or its affiliate intended to purchase an aggregate of $14 million worth of our shares through new share issuance. In October 2019, the Company and China Mobile Capital Holdings Co., Ltd. decided not to proceed with the contemplated transaction.

In September 2019, we also entered into a non-binding term sheet with China Internet Investment Fund Management Co., Ltd., pursuant to which China Internet Investment Fund Management Co., Ltd. or its designated affiliate, or CIIF, intended to purchase an aggregate of $5 million worth of our shares through new share issuance. Upon completion, the investment would provide us with additional capital to develop our business and at the same time enhance our profile and reputation.

(2) Add the following sentences after the last sentence of item c of Note 17 on page F-100:

Among the 137,186,000 shares issuable under 2019 Share Incentive Plan, 91,548,120 restrict share units were granted to replace the 2016 Incentive Plan. As the key terms and the underlying business are similar, no incremental share-based compensation cost were recognized. Under the 2019 Share Incentive Plan, the Company has also newly granted 38,042,351 restricted share units on September 7, 2019 to certain directors, senior management and employees with various vesting schedules ranging from immediate to 4 years. Based on the preliminary valuation result came out in late October, 2019, the aggregate compensation expense was approximately RMB 145 million based on the grant date fair value, which is expected to be recognized over a weighted-average period of 2.85 years.

(3) Replace item g of Note 17 on page F-101 with the following:

g. In September 2019, the Company entered into a non-binding term sheet with China Internet Investment Fund Management Co., Ltd., pursuant to which China Internet Investment Fund Management Co., Ltd. or its designated affiliate, or CIIF, intended to purchase an aggregate of US$5 million worth of the Company’s preferred shares, through new share issuance. In September 2019, the Company also entered into a non-binding term sheet with China Mobile Capital Holdings Co., Ltd., pursuant to which China Mobile Capital Holdings Co., Ltd. or its affiliate intended to purchase an aggregate of US$14 million worth of the Company’s preferred shares through new share issuance. In October 2019, the Company and China Mobile Capital Holdings Co., Ltd. decided not to proceed with the contemplated transaction.